Metaterra Corp.

Calle Principal 54, Munoz

Puerto Plata, Dominican Republic 57000

Tel: (346) 308-4967

E-mail:metaterracorp@gmail.com

May 9, 2022

Division of Corporation Finance

Office of Trade & Services

U.S. Securities & Exchange Commission

Washington, D.C. 20549

www.sec.gov

Re: Metaterra Corp.

Registration Statement on Form S-1

Filed March 23, 2022

File No. 333-263777

Dear Ms. Cara Wirth,

We received your letter dated April 21, 2022, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 1 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on March 23, 2022. In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

Registration Statement on Form S-1 Filed March 23, 2022

"We Have Not Identified Any Customers ... ", page 6

1. We note your statement that "[w]e have identified just two customer[s] who prepaid us for auto parts to date and we cannot guarantee that we will ever have any new customers." Please disclose the amount of the customers' prepayment, whether it is one-time order or an order for parts on a recurring basis, and your delivery obligations to such customers. Please also disclose whether these customers are individuals or businesses, and to the extent that your business plan contemplates sales to retail or businesses, please revise the appropriate sections of your prospectus to state as much. Additionally, to the extent that you have entered into contracts with your two customers, please revise to state as much and file such agreements as exhibits or tell us why you are not required to do so. Please refer to Item 601(b)(10) of Regulation S-K.

Response: We have revised our prospectus to state that we identified only one customer and disclosed the requested information.

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Directors, Executive Officers, Promoter and Control Persons, page 24

2. We note your statement that "[f]or the last 10 years Ms. De Jesus De Perez, has been managing [her] own car rental business in the Dominican Republic." Please revise to provide all of the information required by Item 401(e) of Regulation S-K.

Response: We have revised provide all of the information required by Item 401(e) of Regulation S-K.

Certain Relationships and Related Transactions, page 26

3. We note your statement that "[o]ther than Ms. De Jesus De Perez’ purchase of founders shares from the Company as stated below, there is nothing of value (including money, property, contracts, options or rights of any kind), received or to be received, by Ms. De Jesus De Perez, directly or indirectly, from the Company." However, we also note your statement that "[a]s of December 31, 2021, the Company had $2,084 cash and our liabilities were $825, comprising $825 owed to Anyoline De Jesus De Perez ... ." Please reconcile.

Response: We have reconciled our disclosure in accordance with the comment of the commission.

Item 16. Exhibits, page II-2

4. Please file an opinion of counsel regarding the legality of the securities being registered and the corresponding consent of counsel. Please refer to Item 601(b)(5)(i) and Item 601(b)(23)(i) of Regulation S-K.

Response: We have filed an opinion of counsel regarding the legality of the securities being registered and the corresponding consent of counsel.

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General

5. It appears that you may be a shell company, as that term is defined in Rule 405 of the Securities Act, based on the fact that you have no or nominal operations and nominal assets consisting solely of cash and cash equivalents. Please revise your cover page to disclose that you are a shell company and add a risk factor that highlights the consequences of shell company status or otherwise provide us with a detailed legal analysis explaining why you are not a shell company.

Response: We do not believe that Metaterra Corp. is a “shell company” as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended. Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Specifically, we do not believe that Metaterra Corp. can be classified as having “no or nominal operations”. We have carefully considered our company and believe that the company is an operating company, not a shell company. There is a focused business of selling auto parts. Our management has specific knowledge and background experience in our line of business as stated in the S-1. From inception, Metaterra Corp. devoted a significant amount of time to the development of its business, research into the potential market and raising of capital. In furtherance of the planned business, Metaterra Corp. has identified its first customer and delivering auto parts to him. Also, the Company is in negotiation of purchasing a website.

While our assets and operations are not yet large in size, they are more than “nominal” and do not consisting solely of cash and cash equivalents. The assets that we have are sufficient for our business at this stage of development. We do not believe that such activities and the various other activities we have undertaken in the furtherance of our planned business can be classified as having “no or nominal operations”. We feel that we better fit the definition of a “start-up” company than a “shell company.”

Thank you.

Sincerely,

/S/ Anyoline De Jesus De Perez

Anyoline De Jesus De Perez, President

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